UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 1-U

Current Report Pursuant to Regulation A

December 22, 2023

Starpax Biopharma Inc.

A Canadian Corporation

6615 ABRAMS STREET

MONTREAL, Quebec, Canada, H4S1V9

(514) 427-3004

Item 7. Departure of Certain Officers and new nomination

On December 22, 2023 the contract of Mr. Jean François Pruneau, Chief Financial Officer of the company, ended. It was planned since the first days Mr. Pruneau joined the company that Andréanne Cyr, hired by Mr. Pruneau would be appointed Vice President finance and administration of the Company to assume all his duties. Andréanne Cyr assumed her new duties on December 22, 2023

Jean-François Pruneau had a continuous annual stock option program that was terminated on December 22, 2023. Then he will no longer be entitled to any future stock option set to vest after his departure. Andréanne Cyr will receive a stock option package identical to the one offered to Mr. Pruneau

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starpax Biopharma Inc.

(Exact name of issuer as specified in its charter)

By s/ Michael Gareau

Chairman of the Board of Directors, CEO

December 22, 2023